Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 12, 2010
Relating to Preliminary Prospectus dated October 12, 2010
Registration No. 333-166834
CAMPUS CREST COMMUNITIES, INC.
FREE WRITING PROSPECTUS
     This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated October 12, 2010, included in Amendment No. 8 to the Registration Statement on Form S-11 (File No. 333-166834) filed by Campus Crest Communities, Inc., with the Securities and Exchange Commission (the “SEC”) on October 12, 2010 (as so amended, the “Registration Statement”), relating to the company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 25 of the revised preliminary prospectus. The information contained in this free writing prospectus assumes that (a) the common stock to be sold in the company’s proposed offering is sold at $13.50 per share, the mid-point of the price range set forth on the cover page of the revised preliminary prospectus, and (b) the underwriters’ overallotment option is not exercised. Defined terms used in this free writing prospectus have the meanings ascribed to such terms in the revised preliminary prospectus.
     To review the revised preliminary prospectus included in the Registration Statement, click the following hyperlink, which will link to the Registration Statement currently available on the SEC’s web site: http://www.sec.gov/Archives/edgar/data/1490983/000095012310092425/g23199a8sv11za.htm. Alternatively, the Registration Statement may be accessed through the SEC’s home page at www.sec.gov.

Reduction in OP units to be issued to MXT Capital:	The number of OP units to be issued by our operating partnership to MXT Capital in exchange for its student housing business and interests in the predecessor entities will be reduced by 740,740 OP units (from 973,333 OP Units to 232,593 OP units).

As a result, the value of the OP units to be issued by our operating partnership to MXT Capital will be reduced by approximately $10.0 million (from $13.1 million to $3.1 million).

Reduction in consideration to be received by the Ricker Group:	The amount of consideration to be received by the Ricker Group in exchange for its interests in the predecessor entities and the entire ownership interest in the entities that own fee interests in certain properties that were subject to ground leases with the Ricker Group will be reduced as follows:

· Zero OP units will be issued to the Ricker Group (reduced from 66,667 OP units to 0 OP units); and

· The amount of cash will be reduced by $9.3 million (from $26.7 million to $17.4 million).

As a result, the total value of the consideration to be received by the Ricker Group will be reduced by approximately $10.2 million (from $27.6 million to $17.4 million).

Reduction in consideration to be received by HSRE:	The amount of cash to be received by HSRE for interests in our properties and in satisfaction of associated obligations to HSRE will be reduced by $7.0 million (from $31.0 million to $24.0 million).

Elimination of option to purchase three joint venture properties:	In connection with reducing the consideration to be received by HSRE in our formation transactions, we cancelled our option to purchase HSRE’s post-formation transaction 50.1% interest in The Grove at Conway, The Grove at Huntsville and The Grove at Statesboro for an aggregate purchase price of $13.1 million (plus the assumption of $44.4 million of mortgage indebtedness), which was exercisable at our option at any time through December 31, 2010. Upon completion of the offering and our formation transactions, these three assets will be held by a joint venture with HSRE in which we will have a 49.9% ownership interest.

Reduction in IPO awards under 2010 Incentive Award Plan:	We have reduced the number of shares to be issued under the 2010 Incentive Award Plan upon completion of the offering by 19,320 shares (from 114,308 shares to 94,988 shares). As a result, the value of the shares to be issued under the 2010 Incentive Award Plan upon completion of the offering will be reduced by approximately $0.3 million.

Changes in future awards under 2010 Incentive Award Plan:	We have made the following changes in awards to be issued under our 2010 Incentive Award Plan in 2011, 2012 and 2013:

· Reduced the number of shares reserved for issuance in 2011 by 20,986 shares (from 54,723 shares to 33,737 shares; a decrease of approximately $0.3 million);

· Increased the number of shares reserved for issuance in 2012 by 11,059 shares (from 256,806 shares to 267,865 shares; an increase of approximately $0.1 million); and

· Increased the number of shares reserved for issuance in 2013 by 18,804 shares (from 200,832 shares to 219,636 shares; an increase of approximately $0.3 million).

Elimination of structuring fee:	The company will not pay a structuring fee to Raymond James & Associates, Inc. equal to 0.60% of the total public offering price of our common stock sold in the offering.

As a result, the net proceeds received by the company from the offering will increase by approximately $2.3 million.

Reduction in other offering expenses:	We have reduced the estimated offering expenses payable by the company (excluding the reduction in IPO completion bonuses, which is discussed below) by approximately $1.1 million.

As a result, the net proceeds received by the company from the offering will increase by approximately $1.1 million.

Reduction of cash paid to MXT Capital to repay indebtedness:	The amount of net proceeds to be received by MXT Capital (which will be used by MXT Capital solely to repay indebtedness) will be reduced by approximately $1.2 million (from $4.5 million to $3.3 million).

As a result, the net proceeds received by the company from the offering will increase by approximately $1.2 million.

Reduction in cash IPO completion bonuses:	We have reduced the aggregate cash bonuses to be paid to certain of our executive officers upon completion of the offering.

As a result, the net proceeds received by the company

from the offering will increase by approximately $0.1 million.

Revised tax protection agreement to eliminate: (i) agreement not to dispose of nine specified properties; and (ii) tax gross-up payment in connection with any violation of such agreement:	The tax protection agreement that we will enter into with MXT Capital upon completion of the offering has been revised to eliminate (i) the prohibition against selling, exchanging or otherwise disposing of nine properties (The Grove at Asheville, The Grove at Carrollton, The Grove at Las Cruces, The Grove at Mobile—Phase I, The Grove at Mobile—Phase II, The Grove at Nacogdoches, The Grove at Stephenville, The Grove at Troy and The Grove at Waco) in a transaction that would cause the members of MXT Capital to realize taxable gain that was built-in, or the “built-in gain,” to such properties at the time of their contribution to our operating partnership; and (ii) our obligation to pay MXT Capital an amount equal to the federal, state and local taxes imposed on the built-in gain allocated to its members if we sell any of these nine properties at any time.

Aggregate reduction in consideration paid to certain contributors, IPO awards and certain fees and expenses:	The foregoing reductions in consideration paid to certain contributors, IPO awards under our 2010 Incentive Plan and certain fees and expenses will aggregate to a total reduction of approximately $32.2 million.

Ownership by MXT Capital and our executive officers:	As a result of these changes, MXT Capital’s and our executive officers’ fully diluted ownership of the company upon completion of the offering will be reduced by 2.5% (from 4.0% to 1.5%).
OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001490983.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.
YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE HYPERLINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING RAYMOND JAMES & ASSOCIATES, INC., 880 CARILLON PARKWAY, ST. PETERSBURG, FLORIDA 33716; CITIGROUP GLOBAL MARKETS INC., ATTENTION: PROSPECTUS DEPARTMENT, BROOKLYN ARMY TERMINAL, 140 58TH STREET, 8TH FLOOR, BROOKLYN, NY 11220, OR BY CALLING 1-877-858-5407; GOLDMAN, SACHS & CO., PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NEW YORK 10282, OR BY CALLING 1-866-471-2526, OR BY FAX AT 1-212-902-9316, OR BY E-MAIL AT PROSPECTUS-NY@NY.EMAIL.GS.COM; BARCLAYS CAPITAL INC., C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, OR BY CALLING 1-888-603-5847, OR BY E-MAIL AT BARCLAYSPROSPECTUS@BROADRIDGE.COM; OR RBC CAPITAL MARKETS CORPORATION, THREE WORLD FINANCIAL CENTER, 200 VESEY STREET, 8TH FLOOR, NEW YORK, NEW YORK 10281-8098, ATTENTION; EQUITY SYNDICATE, OR BY CALLING 1-877-822-4089.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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